Powerwave-LGP Allgon
Combination

Strategically Compelling for Stockholders,
Customers and Employees

December 1, 2003

Filed by Powerwave Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Powerwave Technologies, Inc.
Commission File No. 000-21507

Disclaimer

This presentation contains "forward-looking" statements including statements regarding benefits of the proposed exchange offer, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, improved cash flows, time to market for new products, satisfaction of conditions to closing, accretion to per share earnings and expectations for our products and plans for development and expansion. These statements are based on our respective management's current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain stockholder or regulatory approvals required for the exchange offer. Problems may arise in successfully integrating our businesses. The exchange offer may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the exchange offer. Other potential risks and uncertainties include, but are not limited to: customer order cancellations or deferrals;
delays or cancellations of wireless network capacity expansions and buildouts for both existing 2G and 2.5G networks and new 3G networks; we require continued success in the design of new amplifier products and such products must be manufacturable and of good quality and reliability; our dependence on a limited number of customers for the majority of our revenues exposes us to potential reductions in revenue if such customers cease purchasing products from us; our business requires continued favorable business conditions and growth in the wireless communications market.

Disclaimer

Powerwave also notes that its reported financial performance and period to period comparisons are not necessarily indicative of the results that may be expected in the future and Powerwave believes that such comparisons cannot be relied upon as indicators of future performance. Powerwave also notes that the market price of its Common Stock has exhibited high levels of volatility and therefore may not be suitable for all investors. More detailed information on these and additional factors which could affect Powerwave's operating and financial results are described in Powerwave's Form 10-Q for the quarterly period ended September 28, 2003 and the Form 10-K for the fiscal year ended December
28, 2002, both of which are filed with the Securities and Exchange Commission, and other risks detailed from time to time in the Company's reports filed with the Securities and
Exchange Commission. Powerwave urges all interested parties to read these reports to gain a better understanding of the many businesses and other risks that the Powerwave faces. Additionally, Powerwave undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

This presentation also contains certain non-GAAP financial measures. Reconciliation of such information to the most directly comparable GAAP financial measures will be furnished in Powerwave's proxy statement to be filed with the SEC and may be accessed from the Powerwave website at www.powerwave.com.

Additional Information

Powerwave intends to file a proxy statement on Schedule 14A in connection with the proposed transaction. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law. An English translation of the document will be provided to U.S. shareholders of LGP Allgon and filed with the Securities and
Exchange Commission, or SEC, under Form CB. We urge you to read the proxy statement, the exchange offer prospectus and other relevant materials when they become available because they will contain important information about Powerwave, LGP Allgon and the proposed transaction. You may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the proxy statement and exchange offer prospectus (when they become available) may also be obtained from Powerwave.
Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the proposed transaction.
Information regarding the interests of these officers and directors in the proposed transaction either will be included in the proxy statement, or incorporated into the proxy statement by reference, as permitted by the rules of the Securities Exchange Act of 1934.

Transformational Combination

broadens product footprint within the base station

improves on world class customer base while decreasing customer concentration expands geographic reach

leverages technical and manufacturing expertise

12 month pro forma revenues of over $500 million USD as of Sept 2003 leading competitive position

#1 in power amplifiers

#1 in TMAs

#3 in BTS antennas

#4 in RF conditioners

cost and revenue synergies will add to accretion

Combines highly complementary market leading businesses

Establishes new leader in wireless infrastructure with critical mass

Accretive to earnings within first full quarter following completion

Combining Two Leaders

Powerwave

NASDAQ listed, US-based

$481M market cap

$167M YTD revenue

$385M 02 revenue

Core product strength:

– RF power amplifiers

– 500 employees

– selected customers:

LGP Allgon

Stockholm listed and based

$295M market cap

$200M YTD revenue

$143M  02 revenue

Core product strength:

– tower mounted amplifiers

– repeaters

– antennas

– 1,400 employees

– selected customers:

Transaction Highlights

Transaction Structure

Consideration

Respective Ownership

Leadership

Required Approvals

Financial Impact

Target Closing

LGP Allgon Shareholder
Support

Board

Dag Tigerschiöld and Mikael Gottschlich will join Powerwave board

19% of LGP Allgon shareholders have entered agreements to tender their shares

Expected Q1 CY2004

Accretive to EPS beginning Q2 2004 assuming closing of Q1 2004

Shareholder approval from Powerwave, receipt of over 90% of LGP
Allgon shares tendered and customary regulatory approvals

Continued Powerwave leadership along with senior LGP executives

Powerwave 54% / LGP Allgon 46% (assuming all stock)

MSEK 3,070 ($407 million) in Powerwave stock

Exchange ratio = 1.1  Implies 61.87 SEK ($8.1950) per share of LGP
Allgon, 45% premium to the 20 day average price

Tender offer for all shares of LGP Allgon

Stock-for-stock transaction with election of up to 944 million SEK ($125 million) in cash

Transaction Timeline

Week beginning:

December 1, 2003:

Announcement of Strategic Combination

December 29, 2003:

Powerwave files initial Proxy Statement with US SEC

February 23, 2004:

Prospectus mailed to shareholders of LGP Allgon

March 8, 2004:

Special Meeting of Powerwave Shareholders

March 15, 2004:

Completion and Settlement of the Tender

Offer – Combination Complete

*Note that all dates are based on current estimates and are subject to change

Strategic Rationale

Creates a leading end-
to-end wireless network
solutions vendor

Increases share of base
station footprint

Provides more
resources to capture
market opportunities

Accelerates growth and profitability

Competes more
effectively on a global
basis

Strengthens sales and
marketing capability

Powerwave at a Glance

Market
Leadership

#1 independent supplier of advanced RF power amplifier solutions

Leading independent supplier of RF power amplifiers for 3G networks

Full Range of
Capabilities

Integrated Solutions

Tx/Rx systems for BTS coverage and
capacity requirements

solutions for integration into all BTS
Macro/Microcell configurations

Amplifier Solutions

power levels from 35W – 650W

800 MHz, 1900 MHz, 2100 MHz

AMPS, TDMA, CDMA, GSM, W-
CDMA

Tier 1

Customers

OEM Customers

Lucent

Nokia

Nortel

$167 million of YTD CY03 revenues

$253 Million in cash – Strong balance sheet management

Track record of growth and improving financial performance

Financially
Strong

Management
Experience

Rapid cost adjustments to difficult capex environment

Aggressively managing costs via outsourced manufacturing

Operator Customers

Cingular

Verizon

Sprint PCS

Motorola

Ericsson

Samsung

AllTel

AT&T

LGP Allgon at a Glance

Market
Leadership

#1 independent supplier of tower mounted amplifiers

#2 in supplier of wireless network repeaters

#3 in base station antennas

Full Range of
Capabilities

Integrated Solutions

network repeaters

tower mounted boosters

microwave radios

RF Centric products

base station antennas

tower mounted antennas

combiners and CDU

RF Filters

Tier 1

Customers

OEM Customers

Siemens

Nokia

Nortel

$200 million YTD CY03 revenues

Improved gross margins in a price sensitive market

Financially
Strong

Management
Experience

Completed integration of LGP Allgon AB

Forward looking management team

Operator Customers

Vodafone

T-Mobile

Orange

Motorola

Alcatel

NEC

Nextel

Bouygues

Baharti

Strengths that LGP Allgon adds to Powerwave

Leading infrastructure equipment supplier with
multiple products

Shared vision around solution focused products
and customer satisfaction

Extensive set of resources, strong relationships
with customers, vast sales channel

global distribution reach and visibility

operator access and relationships expand Powerwave’s
available market

strong investment in R&D

Highly complementary fit

products – Shared commitment to site optimization and
network expansion solutions

markets – OEMs and Operators

geography – LGP Allgon adds presence in Europe, China
and South America

Synergistic cultures and commitment to customer
satisfaction

Complementary Resources & Expertise

Powerwave Brings

Industry proven
power amplifier
solutions and
products

Strategic
relationships with
critical supply base

High volume - low
cost outsourcing
model

Common Capability

Technical Excellence

Global  Distribution

Solutions Focus

Customer Focus

LGP Allgon Brings

Global footprint

Worldwide
manufacturing
resources

Uplink
Solutions/TMA

Repeaters

Antennas

Filters

Great Businesses Today … Better Businesses Tomorrow

Powerwave + LGP Allgon: Complementary Skills

Expands Total Addressable Market

New Markets

Antenna Systems

Base station antennas

TMA

RF Filters

Coverage Solutions

Remote Radio Units

Repeaters

Booster solutions

Distributed antennas

Base Station Systems

Integrated Transceiver

Combiner

CDU

Radio Link Systems

Microwave

Broadband

Sources: Morgan Stanley, May 26, 2003

Combines Leaders in Respective Markets

2002 TMA Market

2002 BTS Antenna Market

Source: ABG Sundal Collier June 2003

2002 Merchant PA Market

Creates a Broad and Balanced Product Mix

$167 million

2003 Nine Months

$200 million

2003 Nine Months

$367 million

2003 Nine Months

Sources: Company presentations and reports

LGP Allgon product mix from ABG Sundal June 2003

Powerwave

LGP Allgon

Combined

TMA

TMA

30%

17%

Antennas

Antennas

21%

11%

Contract

Contract MFG

MFG

15%

45%

Power

Power Amps

Amps

0%

Repeaters/

TMB

Repeaters/

TMB

19%

RF

RF

Conditioning

Conditioning

9%

8%

5%

Microwave

Microwave

6%

4%

10%

Power

Amplifiers

Broadens World Class Customer Base

LGP Allgon

Powerwave
Technologies

Sources: Company presentations and reports

2003 Est. Mix

OEM     80%

Carrier  20%

2003 Est. Mix

OEM       40%

Carrier    60%

Improves Geographic Balance

2003 YTD

$200 M

2003 YTD

$367 M

2003 YTD

$167 M

Powerwave

LGP Allgon

Combined

Global Group – Balanced Presence

1,900 Employees, 21 Operating Facilities in 12 Countries Around the World

Powerwave

LGP Allgon

Asia

Pro Forma 2003 YTD Revenues: $48 m

No. Facilities: 7

Americas

Pro Forma 2003 YTD Revenues: $129 m

No. Facilities: 5

Europe

Pro Forma 2003 YTD Revenues: $190 m

No. Facilities: 9

Significant, Achievable Cost Reduction Synergies

Opportunity

Cost Synergies

$15 million of annual synergies by 2004

Efficiency in sales and service organization

Optimize sales reps and territories

Rationalize locations and resources

Sales & Marketing

G&A

Plant efficiencies and process improvements

Leverage Powerwave’s contract manufacturing experience

Operations

Combine scale for key commodity components

Leverage Powerwave’s supply chain efficiencies

Utilize LGP Allgon products in integrated solutions

Purchasing

Integrate development of base station products

Integrate amplifier/filter/booster products

Common technologies and design platforms

R&D

Long-Term Growth Potential and Synergies

Increase stability in customer relationships

Increase ability to be the main supplier

Harmonization of customer service support

Customers

Enhance new product development and upgrade portfolio

Skills and knowledge transfer

R&D

Increase sales through complete package solutions

Improved brand and pricing power

Climb the value chain; from products to systems

Introduce jointly developed products and services

Products

Leverage enhanced market presence and expand competitive
position

Faster time to market with new technologies

Product bundling

Marketing

Expand into Asian and European operator market

Leverage channel partners and reps

Cross selling opportunities from larger installed base and
expanded product offering

Sales

Opportunity

Revenue Synergies

Calendar Year 2004 Outlook

Combined CY 2004 revenues estimated to exceed $600 million.

Combination estimated to be accretive to eps in the first full quarter after completion of the transaction.

Combined entity expected to be cash flow positive for CY 2004.

Transaction estimated to be completed by end of first quarter
2004.

Currently estimate closing and consolidation expenses of
between $5 to $10 million.

Expected annual cost savings synergies of at least $15 million.

Powerwave/LGP Allgon: A Powerful
Combination

Competitive
Mass

Product
Portfolio

Innovation

Global
Presence

Financial
Performance

#1 in Power
Amplifiers

#1 in TMAs

#3 in BTS
Antennas

Leader in site
optimization and
coverage
solutions

Strengthens
market position

Resources to
develop key
products

Strengthened
product pipeline

Provide “end-to-
end”, highly
integrated
solutions to
customers

R&D resources
of US$ ~60 MM

Broad access to
enabling
technologies
across
businesses

Over 65 Patents

Increased
product leverage

Significant
marketing force

Platform to
accelerate
growth in the US,
Europe and Asia

Top line growth

Synergies driven
by manufacturing
consolidation and
cost reductions

Asset
Optimization

Focus on
shareholder value

Broadens RF footprint and increases total addressable market

Creates a global market leader

Accretive to earnings before synergies